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Exhibit (a)(1)(i)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Verenium Corporation,

at

$4.00 NET PER SHARE

by

Pastinaca Acquisition Inc.
a wholly owned subsidiary of

BASF Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:00 A.M. (NEW YORK CITY TIME) ON OCTOBER 31, 2013, UNLESS THE OFFER IS EXTENDED.

        This Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger dated as of September 19, 2013 (as it may be amended or supplemented from time to time in accordance with its terms, the "Merger Agreement") among Verenium Corporation, a Delaware corporation (the "Company" or "Verenium"), BASF Corporation, a Delaware corporation ("Parent"), and Pastinaca Acquisition Inc., a Delaware corporation ("Purchaser"). Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $4.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer").

        Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares (i) held by the Company as treasury stock, (ii) held by Parent, Purchaser or any other subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive the Offer Price (as defined below), net in cash, without interest (less any required withholding taxes), except for Shares then owned by the Company, Parent, Purchaser or any subsidiary of Parent, which Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

 THE BOARD OF DIRECTORS OF VERENIMUM UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

        The Board of Directors of the Company (the "Company Board") has (i) determined that the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger (collectively, the "Transactions") are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

        The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned, however, upon, among other matters, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then beneficially owned by Parent or its subsidiaries (if any), represents at least a majority of the Shares outstanding, after taking into account all outstanding Shares at the time of expiration of the Offer and assuming the exercise of all options and warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and warrants), (ii) the absence of a material adverse effect on the Company and (iii) certain other customary conditions. See Section 15—"Conditions of the Offer".

        This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 1 through 6 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

October 2, 2013

IMPORTANT

        If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

  •
  If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Wells Fargo Bank, N.A., the Depositary for the Offer, or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares".

  •
  If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated (the "Information Agent"), at (877) 825-8619 (toll free). Banks and brokers may call collect at (212) 750-5833 for assistance. See Section 3—"Procedures for Tendering Shares" for further details.

  •
  If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 9:00 a.m. (New York City time) on October 31, 2013, unless the Offer is extended), unless the procedures for guaranteed delivery described in Section 3—"Procedures for Tendering Shares" of this Offer to Purchase are followed.

* * *

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

Schedule I Members of the Board of Executive Directors and Supervisory Board of Ultimate Parent; Directors and Executive Officers of Parent and Purchaser

i

SUMMARY TERM SHEET

        Purchaser, a wholly owned subsidiary of Parent, is offering to purchase all outstanding shares of common stock, par value $0.001 per share of the Company for $4.00 per share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms "we," "our" and "us" refer to Purchaser.

Securities Sought	All of the outstanding common stock, par value $0.001 per share, of the Company
Price Offered Per Share	$4.00 per Share, net in cash, without interest (less any required withholding taxes).
Scheduled Expiration of Offer	9:00 a.m. (New York City time) on October 31, 2013, unless the Offer is extended. See Section 1—"Terms of the Offer".
Purchaser

Pastinaca Acquisition Inc., a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Company. We are a wholly owned subsidiary of BASF Corporation, a Delaware corporation.

Company's Board of Directors Recommendation

The Board of Directors of the Company has (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

Who is offering to buy my securities?

        Our name is Pastinaca Acquisition Inc., a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Company. We are a wholly owned subsidiary of BASF Corporation, a Delaware corporation. See Section 9—"Certain Information Concerning Purchaser and Parent".

What securities are you offering to purchase?

        We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of the Company's issued and outstanding common stock, par value $0.001 per share, as a "Share." See the "Introduction".

Why are you making the Offer?

        We are making the Offer pursuant to the Merger Agreement, in order to acquire control of, and ultimately following the Merger, the entire equity interest in, the Company, while allowing the Company's stockholders an opportunity to receive the Offer Price promptly by tendering their Shares in the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company will consummate the Merger as soon as practicable thereafter in accordance with the DGCL. At the effective time of the Merger, the Company will become a wholly owned subsidiary of Parent. See the "Introduction".

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

        We are offering to pay $4.00 per Share, net in cash, without interest (less any required withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the "Introduction".

Do you have the financial resources to pay for the Shares?

        Yes. We estimate that we will need approximately $66.2 million to acquire the Company pursuant to the Offer and the Merger and to pay the related fees and expenses. It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses will be obtained from general corporate funds of Parent. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. See Section 10—"Source and Amount of Funds".

Is your financial condition relevant to my decision to tender in the Offer?

        No. Since the Offer Price is payable in cash, is not conditioned upon any financing arrangements and will be obtained from general corporate funds of Parent, we do not think our financial condition is material to your decision whether to tender your Shares in the Offer. See Section 9—"Certain Information Concerning Purchaser and Parent".

Is there an agreement governing the Offer?

        Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of September 19, 2013. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into the Company. See Section 13—"The Transaction Documents".

What does the Board of Directors of the Company think of the Offer?

        The Company Board has (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL. The Company will file a Schedule 14D-9 with the Securities and Exchange Commission ("SEC") indicating the approval of the transaction by the Company Board and recommending that the Company's stockholders tender their Shares in the Offer. See Section 11—"Background of the Offer".

How long do I have to decide whether to tender in the Offer?

        The Offer is currently is scheduled to expire on the "Expiration Date" which is 9:00 a.m. (New York City time), on October 31, 2013, unless the Offer is extended, in which event "the Expiration Date" shall mean the latest time and date at which the Offer, as so extended, shall expire.

What are the most significant conditions to the Offer?

        The Offer is conditioned upon, among other matters, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then beneficially owned by Parent or its subsidiaries (if any), represents at least a majority of the Shares outstanding, after taking into account all outstanding Shares at the time of expiration of the Offer and assuming the exercise of all options and warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and warrants), (ii) the absence of a material adverse effect on the Company and (iii) certain other customary conditions.

Is the Offer subject to any financing condition?

        No. There is no financing condition to the Offer.

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

        Yes. Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Date, the Minimum Condition (as defined in Section 15—"Conditions of the Offer") has not been satisfied or any of the other Offer Conditions (as defined in Section 15—"Conditions of the Offer") have not been satisfied or waived, then if requested in writing by the Company at least one business day prior to the applicable Expiration Date, we will extend the Offer beyond the then-scheduled Expiration Date for periods of five business days on each such occasion; provided that the Company can only request two such extensions if the Offer Condition that has not been satisfied is the Minimum Condition. We will also extend the Offer for any periods required by applicable legal requirements, interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC. See Section 13—"The Transaction Documents—The Merger Agreement—Extensions of the Offer".

        In addition, we may, in our sole discretion, extend the Offer beyond the then-scheduled Expiration Date for periods of five business days if any of the Offer Conditions (as defined in Section 15—"Conditions of the Offer") have not been satisfied or waived, subject to each parties right to terminate the Merger Agreement.

How will I be notified if the Offer is extended?

        If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York City time) on the next business day after the date the Offer was scheduled to expire. See Section 1—"Terms of the Offer".

Have any stockholders already agreed to tender their Shares in the Offer?

        Yes. The directors and executive officers of the Company have entered into tender and support agreements with Parent pursuant to which, among other matters, those stockholders have agreed to tender their Shares in the Offer. Excluding options to purchase Shares that are exercisable within 60 days of September 20, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 334,772 Shares (or 2.6% of all outstanding Shares) as of September 20, 2013. Including options to purchase Shares that are exercisable within 60 days of September 20, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 922,720 Shares

(or 6.9% of all outstanding Shares) as of September 20, 2013. See Section 13—"The Transaction Documents—Tender and Support Agreement Summary".

How do I tender my Shares?

        If you wish to accept the Offer, this is what you must do:

  •
  If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3—"Procedures for Tendering Shares".

  •
  If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, at (877) 825-8619 (toll free) for assistance. See Section 3—"Procedures for Tendering Shares" for further details.

  •
  If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to us before the expiration of the Offer. See Section 3—"Procedures for Tendering Shares".

Until what time can I withdraw previously tendered Shares?

        You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer, and, following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4—"Withdrawal Rights".

How do I withdraw previously tendered Shares?

        To withdraw Shares, you or your nominee must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. See Section 4—"Withdrawal Rights".

Can holders of stock options and warrants participate in the Offer?

        The Offer is only for Shares and not for any options or warrants to acquire Shares. If you hold unexercised stock options or warrants and you wish to participate in the Offer, you must exercise your stock options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable stock option plan or warrant agreement, and tender the Shares received upon such exercise in accordance with the terms of the Offer.

        The Merger Agreement provides that each unexpired and unexercised option that is unvested (other than unvested options held by non-employee optionholders) will be converted into a substitute award to acquire cash consideration in an amount equal to (a) the total number of Shares subject to such unvested option multiplied by (b) the positive difference obtained by subtracting (i) the exercise price payable per Share under such unvested option from (ii) the Merger Consideration (as defined in Section 13—"The Transaction Documents—The Merger Agreement—The Merger"). Each such substitute award so issued and then held by an employee will become fully vested on the third business day after the Purchase Time (defined below), provided that such employee has not voluntarily terminated service prior to such day. Each option that is held by a non-employee optionholder (whether or not such option is vested) and, without duplication, each option that is vested, exercisable and outstanding at or immediately prior to the Purchase Time, will be cancelled immediately following the Effective Time and thereupon converted into the right to receive a cash amount equal to (A) the total number of Shares subject to such option multiplied by (B) the positive difference obtained by subtracting (x) the exercise price payable per Share under such option from (y) the Merger Consideration.

        The Merger Agreement provides that at the Effective Time, and in accordance with the terms of certain warrants that are issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such warrant, Parent will cause the Surviving Corporation to assume all obligations under such warrant and to issue a replacement warrant to each holder thereof providing that such replacement warrant will be exercisable for an amount in cash, without interest, equal to the product of (a) the aggregate number of shares in respect of such warrant multiplied by (b) the difference, if positive, of the Merger Consideration less the exercise price per Share under such warrant. All other warrants will either be exercised prior to the consummation of the Merger or cancelled at the Effective Time in accordance with their terms. From and after the closing of the Merger, Parent will cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof. See Section 13—"The Transaction Documents—The Merger Agreement—Stock Options" and Section 13—"The Transaction Documents—The Merger Agreement—Warrants".

When and how will I be paid for my tendered Shares?

        Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn promptly following the later of the expiration of the Offer and the satisfaction or waiver of the Offer Conditions of the Offer set forth in Section 15—"Conditions of the Offer". We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. See Section 2—"Acceptance for Payment and Payment for Shares".

        We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery"), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2—"Acceptance for Payment and Payment for Shares".

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

        If we purchase at least a majority of the outstanding Shares in the Offer and the other Offer Conditions and other conditions to the Merger contained in the Merger Agreement are satisfied or waived, we will seek to effect the Merger of Purchaser with and into the Company as promptly as practicable in accordance with the terms of the Merger Agreement without any further action by the stockholders of the Company. If the Merger takes place, Parent will own all of the Shares of the Company and all stockholders who did not tender their Shares in the Offer (other than stockholders properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the Offer Price. See Section 12—"Purpose of the Offer and Plans for the Company".

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

        Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if the Merger does not take place, if we purchase Shares in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NASDAQ Global Market ("NASDAQ"), there may not be a public trading market for the Shares, and the Company may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See Section 7—"Certain Other Effects".

Will there be a subsequent offering period?

        No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender, how will the Offer affect my Shares?

        If the Offer is successful, we intend to seek to effect the Merger as promptly as practicable thereafter. If the proposed Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid sooner. However, if the Merger does not take place, the ability to publicly trade your Shares may be limited as described above.

Are appraisal rights available in either the Offer or the Merger?

        Appraisal rights are not available in connection with the Offer. However, appraisal rights will be available in the Merger to holders of Shares that are not tendered or voted in favor of the Merger and who comply with the applicable requirements of Delaware law. See Section 16—"Certain Legal Matters; Regulatory Approvals".

What is the market value of my Shares as of a recent date?

        On September 19, 2013, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of Company common stock reported on the NASDAQ was $2.51 per Share. Therefore, the Offer Price of $4.00 per Share represents a premium of approximately 59% over the September 19, 2013, closing stock price, and a 56% premium over the volume-weighted average trading price over the six-month period ending September 19, 2013. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6—"Price Range of Shares; Dividends".

What are the U.S. federal income tax consequences of participating in the Offer?

        In general, your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5—"Certain U.S. Federal Income Tax Considerations".

Who can I talk to if I have questions about the Offer?

        You can call Innisfree M&A Incorporated, the Information Agent, for the Offer at (877) 825-8619 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Verenium Corporation:

INTRODUCTION

        We are offering to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of the Company, for $4.00 per Share (the "Offer Price"), net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"). Stockholders who have Shares registered in their own names and tender directly to Wells Fargo Bank, N.A., the depositary for the Offer (the "Depositary"), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17—"Fees and Expenses". Unless the context requires otherwise, the terms "we," "our" and "us" refer to Purchaser.

        We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company continuing as the Surviving Corporation and becoming a wholly owned subsidiary of Parent. At the Effective Time, each outstanding Share (other than (i) Shares held by the Company as treasury stock, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent or (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive cash equal to the amount of the Offer Price, without interest thereon, (less any required withholding taxes). Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. The Merger is subject to the satisfaction or waiver of certain conditions. See Section 13—"The Transaction Documents".

        The Company Board has (i) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

        The Company will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 shall include the reasons for the Company Board's recommendations and holders of Shares are encouraged to review the Schedule 14D-9 carefully.

        The Offer is conditioned upon, among other matters, there being validly tendered pursuant to the Offer (and not properly withdrawn prior to any then-scheduled Expiration Date) a number of Shares that, together with Shares then beneficially owned by Parent and its subsidiaries (if any), represents at least a majority of all Shares then outstanding after taking into account all outstanding Shares at the Expiration Date and assuming the exercise of all options and warrants from which the Company has received notices of exercise prior to the Expiration Date (and as to which Shares have not yet been issued to such exercising holders of options and warrants). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in Section 15—"Conditions of the Offer".

        According to the Company, as of the close of business on September 20, 2013, there were (i) 12,788,544 Shares issued and outstanding, (ii) outstanding stock options to purchase 2,436,515 Shares (of which 1,941,008 had an exercise price that is less than the Offer Price) and (iii) warrants to purchase 5,325,936 Shares (of which 3,181,780 had an exercise price that is less than the Offer Price). Accordingly, assuming that no stock options or warrants are exercised prior to the expiration of the Offer, the Minimum Condition would be satisfied if approximately 6,394,273 Shares are validly tendered pursuant to the Offer and not withdrawn.

        Concurrently with the execution of the Merger Agreement, Parent entered into Tender and Support Agreements, each dated as of September 19, 2013 (the "Tender and Support Agreements"), with each executive officer and director of the Company (collectively, the "Supporting Stockholders"). Excluding options to purchase Shares that are exercisable within 60 days of September 20, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 334,772 Shares (or 2.6% of all outstanding Shares) as of September 20, 2013, which amount excludes certain Shares owned by investment funds with which certain of the Company's directors are affiliated but with respect to which they disclaim beneficial ownership. Including options to purchase Shares that are exercisable within 60 days of September 20, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 922,720 Shares (or 6.9% of all outstanding Shares (calculated in accordance with Rule 13d-3 under the Exchange Act (as defined below))) as of September 20, 2013. Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed to tender all Shares beneficially owned by them pursuant to and in accordance with the terms of the Offer. Section 13—"The Transaction Documents—Tender and Support Agreements".

        The foregoing information and certain other information contained in this Offer to Purchase, the Schedule 14D-9 and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, our directors will be the directors of the Company.

        The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company will cause the Merger to become effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

        The Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

        This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

 THE OFFER

1.  Terms of the Offer

        Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date. The "Expiration Date" means 9:00 a.m. (New York City time), on October 31, 2013, unless the Offer is extended, in which event the "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

        The Offer is subject to the conditions set forth in Section 15—"Conditions of the Offer", which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date. Pursuant to the terms of the Merger Agreement, if on any scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived, then if requested in writing by the Company at least one business day prior to the applicable Expiration Date, we will extend the Offer beyond the then-scheduled Expiration Date for periods of five business days on each such occasion; provided that the Company can only request two such extensions if the Offer Condition that has not been satisfied is the Minimum Condition. We will extend the Offer for any period or periods required by applicable legal requirements, interpretation or position of the SEC or its staff or NASDAQ. Notwithstanding the foregoing, we will in no event (1) be required to extend the Offer (A) beyond the Walk-Away Date (defined below) or (B) at any time following the valid termination of the Merger Agreement and (2) be permitted to extend the Offer beyond the Walk-Away Date without the prior written consent of the Company. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4—"Withdrawal Rights".

        Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Purchaser each expressly reserves the right to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms of and conditions of the Offer; provided, however, that unless otherwise provided by the Merger Agreement or as previously approved in writing by the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) modify or change any Offer Condition in a manner adverse in any material respect to any of the Company's stockholders, (vi) change, modify or waive the Minimum Condition, (vii) extend or otherwise change the expiration date of the Offer except as otherwise provided in the Merger Agreement, (viii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any of the Company's stockholders, or (ix) provide any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date), unless the Merger Agreement is terminated in accordance with its terms.

        If we make any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by law to be closed.

        If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16—"Certain Legal Matters; Regulatory Approvals".

        We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

        In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery")), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent's Message (as defined in Section 3—"Procedures for Tendering Shares—Book-Entry Delivery")) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3—"Procedures for Tendering Shares". Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

        For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

        If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

        We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.  Procedures for Tendering Shares

        Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book—Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

        The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

        Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3—"Procedures for Tendering Shares—Guaranteed Delivery" may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery

        The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility"). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

        "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

        Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this amended and restated Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

        All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an "Eligible Institution"), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled "Special Payment Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

        If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

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  such tender is made by or through an Eligible Institution;

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  a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Date; and

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  the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent's Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding

        To prevent federal "backup withholding" with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder's exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5—"Certain U.S. Federal Income Tax Considerations" of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

        By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

        The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's stockholders.

Determination of Validity

        We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.  Withdrawal Rights

        Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date and, following such expiration, you can withdraw them at any time unless theretofore accepted for payment as provided herein.

        If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except as otherwise provided in this Section 4, and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in Section 3—"Procedures for Tendering Shares".

        We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of us, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.  Certain U.S. Federal Income Tax Considerations

        The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a "straddle," "hedge," "conversion transaction," constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, "controlled foreign corporations" or "passive foreign investment companies"), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation.

        If a partnership holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

        THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

        United States Holders.    For purposes of this discussion, the term "United States Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a domestic corporation;

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  an estate whose income is subject to United States federal income taxation regardless of its source; or

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  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a "United States person" under applicable Treasury regulations.

        The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder's adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, that are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder's capital losses.

        Non-United States Holders.    For purposes of this discussion, the term "Non-United States Holder" means a beneficial owner of Shares that is not a United States person for U.S. Federal income tax purposes.

        In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) unless:

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  the gain is "effectively connected" with the Non-United States Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition to tax such holder, the gain is attributable to a permanent establishment that such holder maintains in the United States;

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  the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

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  Verenium is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption, in which case such gain would be (a) treated as effectively connected with the Non-United States Holder's conduct of a trade or business in the United States, and (b) possibly subject to withholding tax.

        In general, Non-United States Holders are subject to tax on effectively connected income at tax rates applicable to United States persons. "Effectively connected" gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional "branch profits tax" at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

        Verenium has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

        Information Reporting and Backup Withholding.    Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to "backup withholding." See Section 3—"Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding" of this Offer to Purchase.

        Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

        Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN.

        The following discussion summarizes certain U.S. federal income tax consequences to U.S. holders who exchange Shares pursuant to the Offer, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer, including the effects of applicable state, local and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options, you are not a citizen or resident of the United States or you are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

        Your exchange of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you exchange Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of any backup withholding). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 20%. The deduction of capital losses is subject to limitations.

        A stockholder whose Shares are exchanged in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—"Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding".

6.  Price Range of Shares; Dividends.

        The Shares are listed and principally traded on the NASDAQ under the symbol "VRNM".

        The following table sets forth for the periods indicated the high and low sales prices per Share on the NASDAQ as reported in published financial sources:

	High	Low
2011
First Quarter	$3.99	$2.92
Second Quarter	$3.22	$1.35
Third Quarter	$3.22	$1.35
Fourth Quarter	$3.20	$2.07
2012
First Quarter	$4.38	$2.14
Second Quarter	$5.66	$3.00
Third Quarter	$4.69	$3.00
Fourth Quarter	$3.36	$2.05
2013
First Quarter	$2.96	$2.11
Second Quarter	$2.64	$2.05
Third Quarter (through September 19, 2013)	$3.75	$2.00

        According to the Company's publicly available documents, the Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in the Company.

        On September 19, 2013, the last full trading day before the announcement of the execution of the Merger Agreement, the last reported sales price of the Shares was $2.51 per Share. The Offer Price represents approximately a 59% premium over the September 19, 2013, closing stock price and a 56% premium over the volume-weighted average trading price over the six-month period ending September 19, 2013. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.  Certain Other Effects

        Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

        If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Global Market Listing

        If the Shares remain listed on the NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on the NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on the NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

        The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC (i) if the Shares are not listed on a national securities exchange, (ii) held by 300 or more holders of record, (iii) the Company is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder's meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or reporting on the NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

        If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

        The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning the Company

        The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent or the Depositary.

        According to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "Company 10-K"), the Company was incorporated in the State of Delaware in 1992. The principal executive offices of the Company are located at 3550 John Hopkins Court, San Diego, California, and its telephone number is (858) 431-8500. According to the Company 10-K, the Company is an industrial biotechnology company and is a global leader in developing high-performance enzymes. Verenium's tailored enzymes are environmentally friendly, making products and processes greener and more cost-effective for industries, including the global food and fuel markets.

Additional Information

        The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

9.  Certain Information Concerning Purchaser and Parent

        We are a Delaware corporation incorporated on September 16, 2013, with principal executive offices at 100 Park Avenue, Florham Park, New Jersey, 07932. The telephone number of our principal executive offices is (973) 245-6000. To date, we have engaged in no activities other than those incidental to our formation and the Offer. Parent is a Delaware corporation, with principal executive offices at 100 Park Avenue, Florham Park, New Jersey, 07932. The telephone number of its principal executive offices is (973) 245-6000. Parent is an indirect subsidiary of BASF SE. BASF SE is the world's leading chemical company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas.

        The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

        Except as set forth elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser's and Parent's knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

        We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) the Parent has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

10.  Source and Amount of Funds

        We will need approximately $66.2 million to acquire all outstanding Shares, options and warrants pursuant to the Offer and the Merger and to pay related fees and expenses.

        It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be obtained from general corporate funds of Parent. Neither we nor Parent has any alternative financing plans or arrangements.

        The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.  Background of the Offer; Contacts with the Company

        The information set forth below regarding Verenium was provided by Verenium, and none of Parent, the Purchaser nor any of their affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, the Purchaser or their respective affiliates or representatives did not participate.

        The following is a description of contacts between representatives of Parent or the Purchaser with representatives of Verenium that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Verenium's activities relating to these contacts, please refer to the Schedule 14D-9.

        As part of the continuous evaluation of its business and plans, Parent and its affiliates (collectively, "BASF") regularly consider a variety of strategic options and transactions. In recent years, BASF has evaluated various alternatives for expanding its enzymes business, including entering into collaboration and licensing arrangements and potential acquisitions of biotechnology companies.

        On March 5, 2012, Verenium announced that it was offering to repurchase up to $34,851,000 in outstanding principal amount of its 5.5% Convertible Senior Notes due 2027, subject to a financing condition and Verenium having sufficient cash resources. Following such announcement, BASF asked Rothschild Inc. and Rothschild GmbH (together, "Rothschild") for their assistance in connection with the evaluation of a potential transaction with Verenium.

        Upon BASF's request, representatives of Rothschild contacted representatives of UBS Securities LLC ("UBS"), Verenium's financial adviser, on March 12, 2012 to express BASF's interest in exploring a potential business combination with Verenium.

        On March 14, 2012, BASF and Verenium entered into a customary confidentiality agreement that contained a one-year stand still arrangement

        On or about March 15, 2012, Verenium delivered a proposed form of merger agreement to BASF. From around March 14 to March 22, 2012 representatives of BASF engaged with representatives of Verenium in a due diligence of Verenium including telephonic meetings and a site visit. On March 21, 2012, representatives of BASF and representatives of Verenium held a telephone conference to discuss due diligence matters.

        On March 19, 2012, Lowenstein Sandler LLP ("Lowenstein"), legal counsel to BASF, and Cooley LLP ("Cooley"), legal counsel to Verenium, held a telephone conference to discuss certain transaction structure and diligence matters.

        On March 26, 2012, Verenium publicly announced it had entered into a definitive agreement under which DSM Food Specialties B.V. would acquire certain assets, licenses and other agreements in the area of food enzymes and oilseed processing from Verenium. In light of this announcement, representatives of Verenium notified representatives of BASF that Verenium would no longer be pursuing a potential transaction with BASF.

        On April 23, 2012, BASF certified to Verenium that BASF destroyed or permanently deleted all confidential information (except for archival purposes) in compliance with the terms of the confidentiality agreement.

        In May and June of 2012, representatives of Verenium met with representatives of BASF in Germany to discuss certain commercial partnership opportunities. In connection with the partnership discussions, BASF and Verenium entered into a customary confidentiality agreement covering the potential commercial relationship.

        On December 7, 2012, representatives of BASF and Verenium met to discuss a potential collaboration in the field of enzymes for feed, food and detergent applications. Thereafter through

March 2013, the parties held a series of telephonic meetings to negotiate a term sheet and a proposed commercial agreement with respect to such potential collaboration.

        On March 26, 2013, representatives of BASF, including Dr. Alexandra Brand, senior vice president, met with James Levine, chief executive officer and director of Verenium, in San Diego. At this meeting, Dr. Brand expressed BASF's interest in an acquisition of Verenium. Mr. Levine advised Dr. Brand that the Board of Directors of Verenium had not determined to put the company up for sale but that he would promptly advise the Board of Directors of BASF's overture.

        On March 29, 2013, Mr. Levine advised Dr. Brand that Verenium would be receptive to receiving a written proposal outlining the terms of an acquisition of Verenium by BASF.

        On April 1, 2013, BASF provided a written, non-binding indication of interest to acquire all of the outstanding shares of Verenium's common stock for $3.75 per share (the "April 1 Letter"). The non-binding indication of interest was subject to completion of due diligence and other conditions including, receipt of necessary internal approvals and negotiation of satisfactory transaction documentation. The non-binding indication of interest was also subject to a period of exclusive negotiations.

        On April 2, 2013, representatives of BASF, members of Verenium senior management, and their respective representatives at Rothschild and UBS, held a telephone conference to discuss the terms and conditions contained in the April 1 Letter.

        On April 9, 2013, Mr. Levine contacted Dr. Brand to inform her that after consideration of the April 1 Letter, the Verenium Board of Directors had determined not to proceed with discussions with BASF based on the terms proposed. In response, Dr. Brand requested a meeting with representatives of Verenium management to verify certain assumptions on which the April 1 Letter was based. Mr. Levine requested a letter outlining the terms and purpose of the request.

        On April 12, 2013, BASF delivered a letter to Verenium expressing its continued interest in the acquisition and requesting a meeting with members of Verenium senior management in San Diego to verify certain assumptions on which the April 1 Letter was based and to potentially identify additional areas of value (the "April 12 Letter").

        On April 25, 2013, representatives of UBS telephoned representatives of Rothschild in response to the April 12 Letter indicating Verenium would make certain members of its management team available in San Diego. At that time, Verenium proposed a form of confidentiality agreement that contained a one-year stand-still agreement.

        On May 2, 2013, the parties entered into a customary confidentiality agreement containing a one-year stand-still agreement.

        On May 20, 2013, representatives of BASF and Verenium held a meeting in San Diego on the due diligence topics outlined in the April 12 Letter.

        On June 6, 2013, representatives of Rothschild contacted representatives of UBS to inform Verenium that as a result of the BASF internal due diligence process that BASF may not be in a position to make a revised proposal until mid-July. Representatives of Rothschild also noted that BASF's internal approval process would require an initial BASF approval be obtained in late-August and a final approval be obtained in mid-September.

        Following a period of internal consultation at BASF, Dr. Brand telephoned Mr. Levine on July 17, 2013, and advised Mr. Levine that BASF was prepared to submit a revised written, non-binding indication of interest to acquire all of the outstanding shares of Verenium's common stock. Dr. Brand and Mr. Levine also discussed a proposed timeline for due diligence and negotiation of transaction agreements.

        Later in the day on July 17, 2013, BASF delivered the written, non-binding indication of interest to acquire all of the outstanding shares of the Company's common stock for $4.30 per share (the "July 17 Letter"). The non-binding indication of interest was subject to completion of due diligence and other conditions, including receipt of necessary internal approvals and negotiation of satisfactory transaction documentation. The non-binding indication of interest was not subject to a period of exclusive negotiations.

        On July 22, 2013, representatives of UBS contacted representatives of Rothschild to advise that Verenium's Board of Directors would be prepared to proceed with allowing BASF to conduct certain due diligence based on the July 17 Letter.

        On July 29, 2013, and August 13, 2013, representatives of BASF and members of Verenium management held due diligence meetings at Verenium's San Diego office.

        On August 8, 2013, a representative of BASF made a site visit to Verenium's toll manufacturer in Mexico.

        On August 14, 2013, Lowenstein delivered to Cooley an initial draft of the Merger Agreement.

        On August 20, 2013, Cooley delivered a revised draft of the Merger Agreement to Lowenstein reflecting Verenium's initial comments to Merger Agreement.

        On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that as a result of certain matters determined during due diligence, BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share.

        In response to BASF's due diligence concerns, between August 23 and September 13, 2013, representatives of BASF and Verenium, and their respective advisors, held a series of telephonic meetings to discuss the due diligence matters. In addition, Verenium provided BASF additional due diligence materials during this period.

        On August 30, 2013, representatives of Rothschild contacted representatives of UBS to inform Verenium that BASF has received its initial internal approval to move forward with the proposed transaction.

        On August 31, 2013, representatives of UBS contacted representatives of Rothschild to inform BASF that Verenium had received one or more competing proposals and that BASF's prior indication of $3.90 per share was not above the valuation range received by Verenium.

        On September 4, 2013, Lowenstein delivered a revised draft of the Merger Agreement to Cooley.

        On September 9, 2013, UBS submitted to BASF a bidding procedure letter requesting BASF submit by 4:00 p.m. (Eastern), September 13, 2013 a binding, written definitive proposal and form of Merger Agreement which BASF would be willing to execute.

        On September 10, 2013, Cooley circulated to Lowenstein a revised draft of the Merger Agreement reflecting, among other matters, increasing the period during which BASF would be required to continue to extend the Offer if all the closing conditions were not satisfied at the then-scheduled expiration, proposing an extension of the "walk away" date, reducing the scope of the representations, warranties and interim operating covenants, expanding the circumstances in which the Verenium Board of Directors could change its recommendation of the merger, limiting the circumstances in which a termination fee would be payable and eliminating reimbursement of uncapped expenses upon certain terminations of the merger agreement.

        On September 13, 2013, BASF submitted a revised non-binding offer letter (the "September 13 Letter") along with a revised draft of the Merger Agreement. The September 13 Letter contained an offer price of $4.00 per share and the accompanying merger agreement proposed, among other matters, a termination fee of $2.4 million, representing approximately 4.08% of the proposed transaction equity value and accepting the elimination of expense reimbursement.

        On September 16, 2013, representatives of UBS contacted representatives of Rothschild and indicated that Verenium was willing to continue negotiations with BASF regarding the proposed transaction. On the same day Mr. Levine and Dr. Brand had a telephone conversation wherein Mr. Levine attempted to negotiate an increase in offer price presented in the September 13 Letter. However, Dr. Brand informed Mr. Levine that this was BASF's best and final proposal.

        On September 17, 2013, representatives of Rothschild contacted representatives of UBS to inform Verenium that BASF had received its final internal approval to move forward with the proposed transaction at an offer price of $4.00 per share, subject to completion of any outstanding due diligence matters and final negotiations of the Merger Agreement.

        On September 17, 2013, Cooley and Lowenstein held a telephone conference to negotiate additional provisions of the Merger Agreement, including a reduction in the amount of the termination fee, the circumstances pursuant to which such fee would be payable, the scope of the representations, warranties and covenants, and BASF's obligations with respect to Verenium's employees. On the same day, Cooley delivered a revised draft of the Merger Agreement.

        On September 18, 2013, Lowenstein delivered a revised Merger Agreement to Cooley reflecting among other matters proposing a reduced termination fee of $2.1 million, representing approximately 3.57% of the proposed transaction equity value. On the same day, Cooley and Lowenstein held a telephone conference where the termination fee of $2.1 million was agreed upon and other matters with respect to the Merger Agreement were negotiated.

        On September 19, 2013, the parties finalized and entered into the Merger Agreement and related documents and publicly announced the transaction on September 20, 2013.

12.  Purpose of the Offer and Plans for the Company

Purpose of the Offer and Plans for the Company

        We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Verenium while allowing Verenium's stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, BASF and Verenium have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of Verenium in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

        Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Verenium and will no longer participate in the future growth of Verenium. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Verenium and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

        The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Verenium and that, following the Merger and until thereafter amended, our certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of Verenium and at the Effective Time our bylaws will be the bylaws of Verenium until thereafter amended.

        Our directors immediately prior to the Effective Time will become the only directors of Verenium at the Effective Time and our officers at such time will become the only officers of the Verenium.

        BASF is conducting a detailed review of Verenium and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. BASF will continue to evaluate the business and operations of Verenium during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as deemed appropriate under the circumstances then existing. Thereafter, BASF intends to review such information as part of a comprehensive review of Verenium's business, operations, capitalization and management with a view to optimizing development of Verenium's potential in conjunction with Verenium's or BASF's existing businesses. Possible changes could include changes in Verenium's business, corporate structure, charter, bylaws, capitalization, Board of Directors and management. Plans may change based on further analysis and BASF after completion of the Offer and the Merger, the reconstituted Verenium Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

        Except as described above or elsewhere in this Offer to Purchase, BASF has no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Verenium or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Verenium or any of its subsidiaries, (iii) any change in the Verenium Board of Directors or management of Verenium, (iv) any material change in Verenium's capitalization or dividend rate or policy or indebtedness, (v) any other material change in Verenium's corporate structure or business, or (vi) any class of equity securities of Verenium being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, and (vii) any class of equity securities of Verenium becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.  The Transaction Documents

The Merger Agreement

        The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 9—"Certain Information Concerning Purchaser and Parent". Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement.

        This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The Offer

        The Merger Agreement provides for the making of the Offer by Purchaser as promptly as reasonably practicable but in no event more than seven business days after the initial public announcement of the execution of the Merger Agreement. The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Purchaser of the other Offer Conditions that are described in Section 15—"Conditions of the Offer", each Company stockholder who validly tenders Shares in the Offer will receive $4.00 for each Share validly tendered and not properly withdrawn prior to the Expiration Date, without interest (less any required withholding taxes). The initial Expiration Date will be 9:00 a.m. (New York City time), on October 31, 2013. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Purchaser each expressly reserves the right to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms of and conditions of the Offer; provided, however, that unless otherwise provided by the Merger Agreement or as previously approved in writing by the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) modify or change any Offer Condition in a manner adverse in any material respect to any of the Company's stockholders, (vi) change, modify or waive the Minimum Condition, (vii) extend or otherwise change the expiration date of the Offer except as otherwise provided in the Merger Agreement, (viii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any of the Company's stockholders, or (ix) provide any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Extensions of the Offer

        The Merger Agreement provides that Purchaser is obligated (i) if requested in writing by the Company at least one business day prior to the applicable Expiration Date, to extend the Offer beyond the then-scheduled Expiration Date for periods of five business days on each such occasion if any Offer Condition has not been satisfied or, to the extent permitted by the Merger Agreement, waived, subject to the parties' respective rights to terminate the Merger Agreement; provided that the Company may only request two such extensions if the Offer Condition that has not been satisfied is the Minimum Condition, and (ii) to extend the Offer for (x) any period required by any rule, regulation or interpretation of the SEC or the staff thereof or NASDAQ applicable to the Offer and (y) periods of up to five business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act or any foreign antitrust or competition related laws has expired or been terminated. Purchaser may, in its sole discretion, extend the Offer beyond the then-scheduled Expiration Date for periods of five business days on each such occasion, if, on or prior to any then-scheduled Expiration Date, any of the conditions to Purchaser's obligation to accept for payment and to pay for Shares tendered shall not be satisfied or waived, subject, however, to the parties' respective rights to terminate the Merger Agreement. Notwithstanding the foregoing, Purchaser is in no event (1) required to extend the Offer (A) beyond March 18, 2014 (the "Walk-Away Date") or (B) at any time following the valid termination of the Merger Agreement and (2) permitted to extend the Offer beyond the Walk-Away Date without the prior written consent of the Company.

The Merger

        The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease. The Company will be the Surviving Corporation, and all the properties, rights, privileges, immunities, powers, licenses, authority and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation. As a result of the Merger, each Share will be converted into the right to receive an amount of cash equal to the Offer Price payable to the holder thereof in the manner provided in the Merger Agreement without interest (the "Merger Consideration"). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of Shares (i) held by the Company as treasury stock, (ii) held by Parent, Purchaser or any other subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL.

Directors and Officers

        The Merger Agreement provides that each of the parties will take all necessary action to cause the directors of Purchaser immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Stock Options

        The Merger Agreement provides that at the time Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not properly withdrawn as satisfies the Minimum Condition (the "Purchase Time"), each (i) unexpired and unexercised option to purchase shares that is unvested as of the Purchase Time (each an "Unvested Option") (other than Unvested Options held by non-employee optionholders) will be converted into a substitute award to acquire cash consideration in an amount equal to (A) the total number of Shares subject to such Unvested Option multiplied by (B) the difference, if positive, obtained by subtracting (x) the exercise price payable per Share under such Unvested Option from (y) the Merger Consideration (each, a "Substitute Award"), and, each such Substitute Award so issued and then held by an employee whose service relationship with the Company had not terminated prior to the Purchase Time will become fully vested on the third business day after the Purchase Time, provided that such employee has not voluntarily terminated service prior to such day, and (ii) each option to purchase shares that is held by a non-employee optionholder (whether or not such option is vested) and, without duplication, each option to purchase shares that is vested, exercisable and outstanding at or immediately prior to the Purchase Time, including an option to purchase shares that becomes vested pursuant to its terms or the terms of any agreement between the holder thereof and the Company (each a "Vested Option"), will be cancelled immediately following the Effective Time and thereupon converted into the right to receive a cash amount equal to (A) the total number of Shares subject to such Vested Option multiplied by (B) the difference, if positive, obtained by subtracting (x) the exercise price payable per Share under such Unvested Option from (y) the Merger Consideration.

Warrants

        The Merger Agreement provides that at the Effective Time, and in accordance with the terms of certain warrants and that are issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such warrant, Parent will cause the Surviving Corporation to assume all obligations under such warrant and to issue a replacement warrant to each holder thereof providing that such replacement warrant will be exercisable for an amount in cash, without interest, equal to the product of (a) the aggregate number of Shares in respect of such warrant multiplied by (b) the difference, if positive, of the Merger Consideration less the exercise price per Share under such warrant. All other warrants will either be exercised prior to the consummation of the Merger or cancelled at the Effective Time in accordance with their terms. From and after the closing of the Merger, Parent will cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

Representations and Warranties

        In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to: organization, standing and corporate power; capitalization; authority; non-contravention of charter documents and laws; voting requirements; governmental approvals; the Company's SEC filings; undisclosed liabilities; absence of certain changes or events; legal proceedings; compliance with laws; permits; information supplied; tax matters; employee benefits and labor matters; environmental matters; contracts; real property; title to properties; intellectual property; insurance, claims and warranties; opinion of financial advisor; brokers and other advisors; and state takeover statutes.

        In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: organization; standing and corporate power; non-contravention of charter documents and laws; governmental approvals; information supplied; ownership and operations of Purchaser; brokers and other advisors; absence of litigation; funds; ownership of company common stock; and acknowledgement by Parent and Purchaser.

        The representations and warranties in the Merger Agreement will not survive the Merger.

        Certain representations and warranties of the Company are qualified as to "materiality" or "Material Adverse Effect". For purposes of the Merger Agreement and this Offer to Purchase, "Material Adverse Effect" means with respect to any party, any material adverse effect on, or any change, event, occurrence or state of facts that would reasonably be expected to have a material adverse effect on, (i) the business, assets, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (ii) such party's ability to, in a timely manner, consummate the Transactions; provided, however, that, for the purposes of clause (i), a Material Adverse Effect shall not be deemed to include any change, event, occurrence or state of facts arising out of, relating to or resulting from: (a) changes generally affecting the U.S. economy or the U.S. financial or securities markets; (b) any change that directly results from the public announcement or pendency of the Transactions; (c) any outbreak or escalation of war or any act of terrorism or any other similar event; (d) general conditions in the industry in which the party and its Subsidiaries operate; (e) changes in GAAP or any change in any laws; (f) any changes in the market price or trading volume of such party's shares of common stock; (g) the failure of such party to meet internal or analysts' expectations or projections of the Company's results of operations; (h) any change or prospective change in such party's credit ratings; (i) any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to the terms of the Merger Agreement; (j) the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective affiliates; and (k) the release of any funds to BP Biofuels North America LLC (or its successors or designees) pursuant to the terms of that certain Escrow Agreement, dated as of September 2, 2010, by and among the Company, BP Biofuels North America LLC and JPMorgan Chase Bank, National Association; provided further, however, that any event, change or effect referred to in clauses (a), (c), (d) or (e) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the party and its subsidiaries, taken as a whole, compared to other participants in the industries in which the party and its subsidiaries conduct their businesses.

        The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Operating Covenants

        The Merger Agreement obligates the Company, from the date of the Merger Agreement until the Effective Time to conduct its business and operations in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business will be unimpaired at the Effective Time. Notwithstanding the foregoing, the Company is under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

        The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company prior to the Effective Time, which provide that, subject to certain exceptions, including as contemplated or as permitted by the Merger Agreement, the Company will not take certain actions without the prior written consent of Parent, including, among other matters: issuances, sales or pledges of its capital stock; redemptions or repurchases of its capital stock; payments, dividends and other distributions in respect of its capital stock; subdivision or reclassification of any shares of its capital stock; amendment to, or waiver of material rights under, employee compensation or benefit plans; incurrence or guarantees of indebtedness or issuances of debt securities; sales, leasing, assignment, disposing of or encumbering assets; certain capital expenditures; certain acquisitions; investments, loans or advances to third parties; entry, termination or amendments of certain material contracts or real property lease; increases in compensation, or entry into, amendment or termination of employment, collective bargaining, bonus or incentive compensation or other compensation or benefit plan, agreement or arrangement; changes to any material tax elections; changes to financial or tax accounting methods; amendments to its certificate of incorporation or bylaws; adoption of plan of liquidation, recapitalization, merger or other reorganization; issuances of certain general communications to employees without the prior approval of Parent; or settlements of certain legal proceedings.

No Solicitation

        Commencing on the execution date of the Merger Agreement until the Effective Time, the Company has agreed with respect to itself, and to direct its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, "Representatives"), to immediately cease and cause to be terminated any discussions or negotiations with any person conducted with respect to a Takeover Proposal (as defined below), and promptly deliver written notice to each person that entered into a confidentiality agreement for the purpose of discussing a possible Takeover Proposal within the past twelve months to promptly return or cause and certify to the destruction of all copies of confidential information previously provided to such parties by the Company or its Representatives. The Company will not, and will not authorize or permit its Representatives to, directly or indirectly:

            (i)  solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Takeover Proposal;

           (ii)  participate in any discussions or negotiations with any third party regarding any Takeover Proposal; or

          (iii)  enter into any agreement related to any Takeover Proposal.

        Notwithstanding the foregoing, if after the date of the Merger Agreement the Company Board receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement in circumstances not involving a breach of the Merger Agreement, and the Company Board reasonably determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and with respect to which the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would reasonably constitute a breach of the Company Board's fiduciary duties to the Company's stockholders under Delaware law, then the Company may at any time prior to the date of the Purchase Time (the "Purchase Date"), (A) furnish information with respect to the Company to the person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company subject to certain additional requirements, and (B) participate in discussions and negotiations with such person regarding such Takeover Proposal.

        Notwithstanding anything to the contrary, prior to making the determination that a Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company and its Representatives may contact the person making such Takeover Proposal solely to clarify the material terms and conditions of such Takeover Proposal (but will not otherwise be entitled to engage in any action described under (A) and (B) above prior to such required determination).

        "Takeover Proposal" means any inquiry, proposal or offer from any person or "group" (as defined in Section 13(d) of the Exchange Act), other than Parent and its subsidiaries, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company equal to 15% or more of the Company's assets or to which 15% or more of the Company's revenues or earnings are attributable, (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of the Company, (c) tender offer or exchange offer that if consummated would result in any person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Company or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the Transactions.

        "Superior Proposal" means a bona fide Takeover Proposal which the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of national reputation) to be more favorable to the Company's stockholders from a financial point of view than the Offer, the Merger and the other Transactions, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by Parent in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other matters, the availability of financing and the expectation of obtaining required approvals); provided that for purposes of the definition of "Superior Proposal", the references to "15%" in the definition of Takeover Proposal shall be deemed to be references to "80%."

        Prior to the Effective Time, the Company must, within 24 hours of receipt, advise Parent orally and in writing, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal. In any such notice to Parent, the Company must indicate the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers. The Company must keep Parent reasonably informed of all material developments affecting the status of any such proposals, offers, inquiries or requests and of the status of any such discussions or negotiations.

Company Board Recommendation

        The Company has represented in the Merger Agreement that the Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held, has:

           (a)  determined that the Transactions are fair to and in the best interests of the Company and its stockholders;

           (b)  approved and declared advisable the Merger Agreement and the Transactions;

           (c)  resolved to recommend that the Company's stockholders accept the Offer, tender their Shares to Purchaser pursuant thereto; and

           (d)  agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL (collectively, the "Company Recommendation").

        Except as otherwise permitted by the Merger Agreement, the Company has agreed that neither the Company nor any committee thereof will:

            (i)  fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Purchaser, the Company Recommendation, or approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any such action, a "Company Adverse Recommendation Change"); or

           (ii)  approve or recommend, or propose publicly to approve or recommend, or cause or authorize the Company to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal.

        Notwithstanding the foregoing restrictions, the Company Board may, after the expiration of a five business day period described below, (A) make a Company Adverse Recommendation Change or (B) enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a "Specified Agreement"), if and only if:

            (i)  the Company receives after the date of the Merger Agreement an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of the Merger Agreement;

           (ii)  the Company Board determines in good faith that such Takeover Proposal constitutes a Superior Proposal;

          (iii)  the Company Board determines in good faith with respect to such Superior Proposal, after consulting with outside legal counsel, that the failure to make a Company Adverse Recommendation Change or enter into a Specified Agreement would reasonably constitute a breach of its fiduciary duties to the Company's stockholders under Delaware Law; and

          (iv)  the Company, in connection with entering into a Specified Agreement, terminates the Merger Agreement and pays the Termination Fee (as defined below), in each case, only after the fifth business day following Parent's receipt of written notice from the Company advising Parent that the Company Board intends to make a Company Adverse Recommendation Change or terminate the Merger Agreement pursuant to the termination provision therein regarding the entry into a Specified Agreement, and only if, during such five business day period, the Company and its Representatives have negotiated in good faith with Parent and Parent's representatives to make such adjustments in the terms of the Merger Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal and, at the end of such five business day period, after taking into account any such adjusted terms as may have been proposed by Parent since its receipt of such written notice, the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate the Merger Agreement would reasonably constitute a breach of the Company Board's fiduciary duties to the Company's stockholders under Delaware law.

        Other than in connection with a Takeover Proposal, prior to the Purchase Date, the Company Board may make a Company Adverse Recommendation Change in response to a Change in Circumstance (as defined below) only after the fourth business day following Parent's receipt of written notice from the Company setting forth a description of such Change in Circumstance in reasonable detail and stating that the Company Board has determined that the failure to make a Company Adverse Recommendation Change would reasonably constitute a breach of the Company Board's fiduciary duties to the Company's stockholders under Delaware Law, and only if, during such four business day period, the Company and its Representatives have negotiated in good faith with Parent and Parent's Representatives to amend the Merger Agreement so that such Change in Circumstance would no longer necessitate a Company Adverse Recommendation Change and, at the end of such four business day period, after taking into account any changes to the terms and provisions of the Merger Agreement proposed by Parent as a result of such negotiations, the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to make the Company Adverse Recommendation Change would reasonably constitute a breach of the Company Board's fiduciary duties to the Company's stockholders under Delaware law.

        "Change of Circumstance" means any material event, material development or material change in circumstances with respect to the Company that (a) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement nor known by an executive officer of the Company nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (b) does not relate to (i) any Takeover Proposal, (ii) any events, developments, or changes in circumstance relating to Parent, Purchaser or any of their affiliates or (iii) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, material development or material change in circumstances).

        Nothing contained in the procedures described above will prohibit the Company Board from taking and disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and shall not require the giving of a notice or compliance with the procedures set forth above; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any prohibited action described above.

Reasonable Best Efforts

        The Merger Agreement provides that:

            (i)  each of the parties shall cooperate with the other parties and use their respective reasonable best efforts to promptly take, or cause to be taken, all actions necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate the Transactions, and obtain all approvals, consents, authorizations and other confirmations from any governmental or regulatory authority or third party necessary, proper or advisable to consummate the Transactions;

           (ii)  the Company and Parent shall each use its reasonable best efforts to take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the Transactions, and if any state takeover statute or similar law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable and otherwise minimize the effect of such law on the Transactions;

          (iii)  each of the parties will use its reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission with a governmental or regulatory authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental or Regulatory Authority relating to the Transactions, and promptly keep the other party informed of, and, subject to an appropriate agreement to limit disclosure to counsel, provide copies of, any material communication received by such party from, or given by such party to, any governmental or regulatory authority, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions or any investigation or inquiry relating to the Transactions; and

          (iv)  each of the parties will use its reasonable best efforts to provide as promptly as reasonably practicable all information reasonably requested by any governmental or regulatory authority, and to resolve such objections, if any, as may be asserted by a governmental or regulatory authority or other person with respect to the Transactions.

Public Announcements

        The Merger Agreement provides that, subject to certain exceptions, neither the Company nor Parent will issue or cause the publication of any press release or other public announcement with respect to the Merger Agreement or the other Transactions without the prior consent of the other party, except as may be required by law or by any applicable listing agreement with a national securities exchange or the NASDAQ.

Access to Information

        Subject to applicable laws and certain exceptions, the Merger Agreement provides that the Company will provide to Parent and Parent's representatives reasonable access during normal business hours to the Company's properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other representatives so long as such access does not unreasonably interfere with the business operations of the Company. The Company will furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities laws and a copy of any communication received by the Company from the SEC concerning compliance with securities laws and (ii) other information concerning its business, properties and personnel as Parent may reasonably request. Until the Effective Time, the information provided will be subject to the terms of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of May 1, 2013, by and between Parent and the Company.

Notification of Certain Matters

        The Merger Agreement provides the Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, of

            (i)  any written notice or other communication received by such party from any governmental or regulatory authority in connection with the Transactions or from any person alleging that the consent of such person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent reasonably could result in any of the Offer Conditions not being able to be satisfied prior to the Walk-Away Date;

           (ii)  any actions, investigations or proceedings commenced or, to the knowledge of such party, threatened in writing against, relating to or otherwise affecting such party or any of its subsidiaries which relate to the Transactions; and

          (iii)  the discovery, with actual knowledge of any executive officer of the Company, of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty of the Company contained in the Merger Agreement to be untrue in any material respect.

Indemnification and Insurance

        The Merger Agreement provides that all rights to indemnification by the Company existing in favor of directors and officers of the Company as of the date of the Merger Agreement, for acts and omission occurring prior to the Effective Time, will be assumed by the Surviving Corporation at the Effective Time and will be observed by the Surviving Corporation for a period of six years from the Effective Time. Prior to the Effective Time, the Company will obtain from the Company's current insurance carrier and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Securityholder Litigation

        The Merger Agreement provides that the Company will give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement will be agreed to without Parent's prior consent, provided that the Company will control the defense of any such litigation.

Fees and Expenses

        The Merger Agreement provides that all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Rule 16b-3

        The Merger Agreement provides that prior to the Effective Time, the Company and Parent must take steps as may be reasonably requested by any party to the Merger Agreement to cause dispositions of Company equity securities pursuant to the Transactions by each director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act in accordance with that certain SEC guidance regarding the same.

Employee Matters

        Parent has agreed that each employee of the Company may continue in his/her current employment with the Surviving Corporation, without interruption, from and after the Effective Time (each, a "Continuing Employee"). The Merger Agreement provides that for a period of twelve months following the Effective Date Parent will provide, or cause the Continuing Employees to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity or equity based compensation and retention, change in control and other transaction-based compensation) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

        Notwithstanding the foregoing, the Merger Agreement provides that nothing therein will limit the right of Parent or the Surviving Corporation to amend or terminate any compensation or benefit plan at any time or prevent the Surviving Corporation from terminating the employment of any Employee following the Effective Time.

        Parent has agreed that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company's health and welfare benefit plans immediately prior to the Effective Time) subject to the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time. Parent and/or the Surviving Corporation will credit each Continuing Employee with paid time off and vacation equal to the accrued paid time off and accrued vacation such Continuing Employee had accrued with the Company that was unused as of the Effective Time or as of the time of such employee's later transfer to employment by Parent, provided that such credit does not result in the duplication of such benefits.

Conditions to the Offer

        See Section 15—"Conditions of the Offer".

Conditions to the Merger

        The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

  •
  there is no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental or regulatory authority in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

  •
  Purchaser has purchased Shares pursuant to the Offer, provided that this condition will be deemed satisfied with respect to Parent and Purchaser if Purchaser has failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement.

Termination

        The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

  (a)
  prior to the Purchase Time, by mutual written agreement of the Company and Parent duly authorized by the Company Board and Board of Directors of Parent;

  (b)
  by either the Company or Parent:

              (i)  if any governmental or regulatory authority has enacted, promulgated, issued, entered, amended or enforced (A) a law prohibiting the Offer or the Merger or making the

    Offer or the Merger illegal, or (B) an injunction, judgment or ruling, or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Offer or the Merger; provided that the right to terminate the Merger Agreement under will not be available to a party if the issuance of such injunction, judgment, order, decree or ruling was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

             (ii)  if the Offer has expired without any Shares being purchased therein; provided that the right to terminate the Merger Agreement will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of Purchaser to purchase Shares in the Offer; or

            (iii)  if no Shares have been purchased pursuant to the Offer on or before the Walk-Away Date; provided that the right to terminate the Merger Agreement will not be available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Offer to be so consummated by the Walk-Away Date;

  (c)
  by Parent:

              (i)  if (A) a Company Adverse Recommendation Change has occurred or (B) the Company Board or any committee thereof (x) has not rejected any publicly announced Takeover Proposal within seven days of the making thereof, (y) has failed to publicly reconfirm the Company Recommendation within three business days after receipt of a written request from Parent that it do so if such request is made following the making by any person of a publicly announced Takeover Proposal or (z) the Company has failed to include the Company Recommendation in the Schedule 14D-9 or permit Parent or Purchaser to include the Company Recommendation in the Offer documents; provided, however, that Parent may only exercise this termination right prior to the Purchase Time; or

             (ii)  if prior to the Purchase Time, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in any case such that the Offer Conditions regarding breach of representations and warranties or breach of material covenants would not be satisfied; provided that Parent may not terminate the Merger Agreement for thirty days with respect to a breach that is curable by the Company within thirty days through the exercise of its reasonable efforts and the Company continues to exercise such reasonable efforts during such thirty day period; provided further, that the right to terminate the Merger Agreement will not be available to Parent if it or Purchaser has failed to perform in any material respect any of their obligations under or in connection with the Merger Agreement; provided, however, that Parent may only exercise this termination right prior to the Purchase Time.

  (d)
  by the Company:

              (i)  if Purchaser has not commenced the Offer on or prior to the seventh business day after the public announcement of the execution of the Merger Agreement; provided that the Company may not terminate the Merger Agreement if the failure of the Company to perform any of its obligations under the Merger Agreement resulted in the failure of Purchaser to commence the Offer;

             (ii)  if concurrently it enters into a Specified Agreement, subject to certain exceptions and provisos, including payment by the Company of the Termination Fee to Parent; or

            (iii)  upon a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser or if any representation or warranty of Parent or Purchaser shall have become untrue in any material respect; provided that the Company may not terminate the Merger Agreement for thirty days with respect to a breach that is curable by Parent or Purchaser within thirty days through the exercise of reasonable efforts and Parent and Purchaser continue to exercise such reasonable effort during such thirty day period.

Effect of Termination

        If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void. However, the provisions relating to fees and expenses, notice and effect of termination, termination fees and other miscellaneous provisions in the Merger Agreement will remain in full force and effect, and the confidentiality agreement entered into between Parent and the Company will remain in full force and effect in accordance with its terms. The termination of the Merger Agreement will not relieve any party from any liability for fraud or any willful and material breach of the Merger Agreement.

Termination Fee

        The Company has agreed in the Merger Agreement to pay Parent a termination fee equal to $2,100,000 in cash (the "Termination Fee") if:

            (i)  (A) a Takeover Proposal has been publicly made known to the Company or has been made directly to the Company's stockholders generally or any person has publicly announced an intention to make a Takeover Proposal and such Takeover Proposal has not been publicly withdrawn (or if withdrawn, such withdrawal occurred less than five business days prior to the Expiration Date), (B) the Merger Agreement is terminated by the Company or Parent due to the expiration of the Offer without any Shares being purchased therein, or the failure of any Shares to be purchased on or before the Walk-Away Date, and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within twelve months of the date the Merger Agreement is terminated; provided that for purposes of this provision, a "Takeover Proposal" will not include the issuance by the Company (whether in a single transaction or in a series of related transactions) of 15% or more (but less than 50%) of any class of equity securities of the Company for cash in a bona fide financing transaction, the purpose of which is capital raising and does not include a related commercial arrangement; or

           (ii)  the Merger Agreement is terminated by Parent pursuant to the termination provision regarding a Company Adverse Recommendation Change or failure to reject a publicly announced Takeover Proposal within seven days of the making thereof; or

          (iii)  the Merger Agreement is terminated by the Company pursuant to the termination provision regarding the entry into a Specified Agreement.

        Any termination fee will be paid as follows: (A) in the case of clauses (i) and (ii) above, no later than two business days after delivery to the Company of notice of demand for payment, and (B) in the case of clause (iii) above, prior to or simultaneously with (and as a condition to the effectiveness of) termination of the Merger Agreement.

Specific Performance

        Purchaser, Parent and the Company are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity.

Governing Law

        The Merger Agreement is governed by Delaware law.

Tender and Support Agreements

        The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements themselves, which Purchaser has filed a form thereof as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 9—"Certain Information Concerning Purchaser and Parent" above.

        Concurrently with entering into the Merger Agreement, Parent entered into the Tender and Support Agreements with the Supporting Stockholders. Excluding options to purchase Shares that are exercisable within 60 days of September 20, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 334,772 Shares (or 2.6% of all outstanding Shares) as of September 20, 2013, which amount excludes certain Shares owned by investment funds with which certain of the Company's directors are affiliated but with respect to which they disclaim beneficial ownership. Including options to purchase Shares that are exercisable within 60 days of September 20, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 922,720 Shares (or 6.9% of all outstanding Shares) as of September 20, 2013.

        Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of the relevant Tender and Support Agreement and prior to the Expiration Date (collectively, the "Subject Shares") pursuant to the terms of the Offer promptly, but no later than ten business days following commencement of the Offer. If such Supporting Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, such Supporting Stockholder has agreed to tender (or cause to be tendered) the Subject Shares within two business days following the receipt of such documents or instruments, but in any event prior to the Expiration Date.

        The Tender and Support Agreements further provide that, during the period commencing on (and including) the date of the Merger Agreement and ending on (and including) the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the "Support Period"), each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) such Supporting Stockholder's Subject Shares (a) in favor of each of the actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and (c) against the following actions (other than the Transactions): (i) any Takeover Proposal (provided, that for the purposes of this clause "(i)" all references to "15%" in the definition of Takeover Proposal shall be deemed to be references to "80%"); (ii) any amendment to the Company's certificate of incorporation or bylaws; (iii) any material change in the capitalization of the Company or the Company's corporate structure; and (iv) any other action which is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or adversely affect any of the Transactions or such Supporting Stockholder's Tender and Support Agreement.

        In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreement, each Supporting Stockholder agreed, during the Support Period, to appoint and constitute Keith H. Ansbacher and Parent, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder's rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the Supporting Stockholder as of the date of the proxy, and (ii) any and all other shares of capital stock of the

Company which the Supporting Stockholder may acquire on or after the date of the Tender and Support Agreement.

        Each Supporting Stockholder agreed pursuant to the Tender and Support Agreement that, during the Support Period, such Supporting Stockholder will not, directly or indirectly, cause or permit any Transfer (defined below) of any of the Subject Shares to be effected, or tender or agree to tender or permit to be tendered any of the Subject Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer. During the Support Period, each Supporting Stockholder shall ensure that: (a) none of the Subject Shares is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Shares. A Person is deemed to have a effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, gives, pledges, encumbers, grants an option with respect to, transfers (including by operation of law) or disposes of such security or any interest in such security to any Person other than Parent; (ii) enters into a contract, option, agreement or commitment contemplating the possible sale of, gift of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent (or any right, title or interest thereto or therein); or (iii) deposits any securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any such securities; (iv) take any action that would make any representation or warranty of such Supporting Stockholder set forth in the Tender and Support Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying such Supporting Stockholder from performing any of its obligations under the Tender and Support Agreement; (v) otherwise reduces such Person's beneficial ownership of, interest in or risk relating to such security or (vi) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii), (iii), (iv), or (v).

        The foregoing restrictions do not prohibit a transfer of Subject Shares by a Supporting Stockholder: (a) if such Supporting Stockholder is an individual (i) to any member of the stockholder's immediate family, or to a trust for the benefit of the stockholder or any member of the stockholder's immediate family, or (ii) upon the death of such stockholder; (b) if the stockholder is a limited partnership or limited liability company, to a partner or member of the stockholder or (c) if the stockholder is a corporation, to an affiliate under common control with such stockholder; provided, however, that a transfer referred to in this sentence is permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of the Tender and Support Agreement.

        The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, will terminate, and no party will have any rights or obligations thereunder and the Tender and Support Agreement will become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

14.  Dividends and Distributions.

        As discussed in Section 13—"Transaction Documents—The Merger Agreement—Operating Covenants", the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company, without the prior consent of Parent will not declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock.

15.  Conditions of the Offer

        Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser is not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares if (the conditions below for purposes of the Merger Agreement and this Offer to Purchase, the "Offer Conditions"):

            (i)  there shall not have been validly tendered prior to the expiration of the Offer that number of Shares which, when added to the Shares owned by Parent and its subsidiaries (if any), would represent at least a majority of the Shares outstanding after taking into account all outstanding Shares at the time of expiration of the Offer and assuming the exercise of all options and warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and warrants) (the "Minimum Condition"); or

           (ii)  immediately prior to the expiration of the Offer, any of the following conditions exist:

            (a)   there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any governmental or regulatory authority that would or that seeks or is reasonably likely to (1) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent or the consummation of the Transactions, (2) impose limitations on the ability of Purchaser, Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company's stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Merger Agreement and approval of the Transactions), (3) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent's, Purchaser's or any of their affiliates' ownership or operation of all or any material portion of the businesses and assets of the Company or, as a result of the Transactions, of Parent and its subsidiaries, taken as a whole, or (4) compel Parent, Purchaser or any of their affiliates to dispose of any Shares or, as a result of the Transactions, compel Parent, Purchaser or any of their affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company or of Parent and its Subsidiaries, taken as a whole;

            (b)   since the date of the Merger Agreement, there shall have occurred any Material Adverse Effect with respect to the Company (a "Company Material Adverse Effect") that shall be continuing as of the expiration of the Offer;

            (c)   (1) any representation or warranty of the Company with respect to the Company's authorized capital stock shall not be true and correct in all respects (except where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate in excess of $500,000) as of the date of the Merger Agreement or shall not be true and correct in all respects (except where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate in excess of $500,000) at and as of expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date);

              (2)   any of the representations and warranties of the Company with respect to corporate authority, validity of the Merger Agreement, non-contravention of charter documents and laws, brokers and other advisors, and state takeover statutes, shall not have been true and correct in all material respects at and as of the date of the Merger Agreement or shall not be true and correct in all material respects at and as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such earlier date); and

              (3)   any of the other representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality or "Company Material Adverse Effect" qualifications therein), shall not have been true and correct as of the date of the Merger Agreement or shall not be true and correct as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except, in each case, to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

            (d)   the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which inaccuracy, breach or failure has not been cured prior to the expiration of the Offer;

            (e)   Purchaser shall have failed to receive a certificate of the Company, executed by an executive officer of the Company, dated as of the Expiration Date, certifying that the conditions set forth in paragraphs (ii)(b), (ii)(c) or (ii)(d) of this Section 15 have not occurred; or

            (f)    the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company.

        The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by either of them regardless of the circumstances giving rise to such conditions or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (except for any conditions which, pursuant to the Merger Agreement, may only be waived with the Company's consent). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.  Certain Legal Matters; Regulatory Approvals

General

        Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "State Takeover Statutes", such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 15—"Conditions of the Offer".

Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Because the "size of transaction" contemplated by the Transactions is less than $70.9 million, the Transactions are not subject to the pre-merger notification requirements of the HSR Act.

        The FTC and Antitrust Division have authority to review and challenge all transactions under the antitrust laws, even those that are not reportable under the HSR Act. Thus, at any time before or after Parent's acquisition of the Company, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Transactions, or seeking the divestiture of Shares acquired by Parent or the divestiture of assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Transactions on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        On September 30, 2013, Parent received a request from the FTC, asking Parent to provide, on a voluntary basis, certain information related to the Transactions, Parent and the overlapping industries in which Parent and the Company operate as the FTC conducts a preliminary investigation into the Transactions. Parent is cooperating with the FTC's request and is in the process of providing the FTC with information and materials. Parent cannot provide any assurance that the FTC's investigation will not delay or prevent the consummation of the Transactions. The (a) Offer is conditioned upon the lack of any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any governmental or regulatory authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent or the consummation of the Transactions, (ii) impose limitations on the ability of Purchaser, Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company's stockholders on an equal basis with all other stockholders, (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent's, Purchaser's or any of their affiliates' ownership or operation of all or any material portion of the businesses and assets of the Company or, as a result of the Transactions, of Parent and its Subsidiaries, taken as a whole, or (iv) compel Parent, Purchaser or any of their affiliates to dispose of any Shares or, as a result of the Transactions, compel Parent, Purchaser or any of their affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company or of Parent and its subsidiaries, taken as a whole, and (b) Merger is conditioned upon the lack of any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental or regulatory authority being in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Litigation

        Between September 25, 2013 and September 30, 2013, four plaintiffs filed purported class action lawsuits against Verenium, its directors, and in three of such purported class actions also against one or both of Purchaser and Parent, in connection with the proposed Merger. Two of those purported class actions were brought in the Superior Court of the State of California, County of San Diego, captioned Chad Johnson v. Verenium Corporation, et al., and Frederiksen v. Cavanaugh, et al. The third and fourth purported class actions were brought in the Court of Chancery of the State of Delaware, captioned Neal Reilly v. Verenium Corporation, et al, and Bonnie Rae Meisner IRA v. Verenium Corporation, et al. Each of the lawsuits alleges that the Verenium director defendants breached their fiduciary duties to Verenium shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Verenium through an allegedly unfair process and for an unfair price and on unfair terms. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), and attorneys' fees and costs. Parent and Purchaser intend to vigorously defend against these claims.

Delaware Law

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

        A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

        In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official, the Company or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—"Conditions of the Offer".

        We are not aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer.

Appraisal Rights

        No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

        The "fair value" of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

        As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and October 31, 2013, deliver to Verenium a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law.

        The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Other

        The Merger that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if the Merger were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other matters, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

17.  Fees and Expenses

        We have retained Innisfree M&A Incorporated to act as the Information Agent and Wells Fargo Bank, N.A., to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

        We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.  Miscellaneous

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We have filed with the SEC a Tender Offer Statement on a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by the Company pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and the Company may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. Such information is also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

Pastinaca Acquisition Inc.

October 2, 2013

SCHEDULE I

MEMBERS OF THE BOARD OF EXECUTIVE DIRECTORS AND SUPERVISORY BOARD OF ULTIMATE PARENT

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of executive directors and of the supervisory board of BASF SE ("Ultimate Parent"), of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, (i) each occupation set forth opposite an individual's name refers to a position with Ultimate Parent; (ii) the country of citizenship of each person set forth below is Germany; and (iii) unless otherwise indicated the business address of each person set forth below is Carl-Bosch Straße 38, 67056, Ludwigshafen, Germany.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Kurt Bock	2011 to Present:	Chairman of the Board of Executive Directors, currently responsible for Legal, Taxes & Insurance, Strategic Planning & Controlling, Communications & Government Relations, Global Executive Human Resources, Investor Relations and Compliance
	2008 to 2011:	Member of the Board of Executive Directors and Chief Financial Officer, from 2007 onwards also Chairman and CEO of Parent
	2008 to 2010:	Member of the Supervisory Board of Wintershall Holding GmbH (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2008:	Member of the Supervisory Board of Wintershall AG (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2008 to 2009:	Member of the Board of Directors of The European Equity Fund, Inc., New York (345 Park Avenue, New York, 10154 NY, USA)
	2008 to 2009:	Member of the Board of Directors of The Central Europe and Russia Fund, Inc., New York (345 Park Avenue, New York, 10154 NY, USA)
Martin Brudermüller	2011 to Present:	Vice Chairman of the Board of Executive Directors, currently responsible for the division Performance Materials as well as for the Region Asia Pacific headquartered in Hong Kong
	2008 to 2011:	Member of the Board of Executive Directors
	2011 to Present:	Vice Chairman of the Advisory Board of Styrolution Holding GmbH (Erlenstraße 2, 60325 Frankfurt am Main, Germany)

Name	Current Principal Occupation or Employment and Five-Year Employment History
Hans-Ulrich Engel	2008 to Present:
Member of the Board of Executive Directors, from 2011 onwards also Chief Financial Officer, currently responsible for Finance, Catalysts, the Region North America, Information Services & Supply Chain Management, Corporate Controlling, Corporate Audit
	2011 to Present:	Chairman and Chief Executive Officer of Parent,
	2008:	President Legal, Taxes & Insurance,
	2010 to Present:	Member of the Supervisory Board of BASF Personal Care and Nutrition GmbH (Rheinpromenade 1, 40789 Monheim, Germany)
	2008 to 2011:	Chairman of the Supervisory Board of Wintershall Holding GmbH (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2008 to 2011:	Chairman of the Supervisory Board of Wintershall AG (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2009 to 2011:	Member of the Shareholders' Committee of Nord Stream AG (Industriestraße 18, 6304 Zug, Switzerland)
Michael Heinz	2011 to Present:
Member of the Board of Executive Directors, currently responsible for the divisions Dispersions & Pigments, Care Chemicals, Nutrition & Health, Paper Chemicals, Performance Chemicals, Advanced Materials & Systems Research
	2010 to 2011:	Integration Lead for acquisition of Cognis GmbH
	2009 to 2010:	Chief Executive Officer and Integration Lead Ciba AG, Basel, Switzerland
	2008 to 2009:	President Crop Protection division
	2011 to Present:	Member of the Supervisory Board of BASF Coatings GmbH (Glasuritstraße 1, 48165 Münster, Germany)
	2011 to Present:	Chairman of the Supervisory Board of BASF Personal Care and Nutrition GmbH (Rheinpromenade 1, 40789 Monheim, Germany)
Andreas Kreimeyer	2008 to Present:
Member of the Board of Executive Directors, currently responsible for the divisions Crop Protection and Coatings, the Region South America, Biological & Effect Systems Research, BASF Plant Science and BASF New Business, Research Executive Director

Name	Current Principal Occupation or Employment and Five-Year Employment History
	2012 to Present	Chairman of the Supervisory Board of BASF Coatings GmbH (Glasuritstraße 1, 48165 Münster, Germany)
	2008 to 2012:	Member of the Supervisory Board of Wintershall Holding GmbH (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
Harald Schwager	2008 to Present:	Member of the Board of Executive Directors, currently responsible for Oil & Gas, Construction Chemicals, the Region Europe and Procurement
	2012 to Present:	Member of the Board of Directors of South Stream Transport B.V. (Parnassusweg 809, 1082 LZ Amsterdam, Netherlands)
	2012:	Member of the Administrative Council of South Stream Transport Services AG (Grafenauweg 4, 6300 Zug, Switzerland)
	2011 to Present:	Chairman of the Supervisory Board of Wintershall AG (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2011 to Present:	Chairman of the Supervisory Board of Wintershall Holding GmbH (Friedrich-Ebert-Straße 160, 34119 Kassel, Germany)
	2011 to Present:	Member of the Shareholders' Committee of Nord Stream AG (Industriestraße 18, 6304 Zug, Switzerland)
	2008 to 2011:	Chairman of the Administrative Council of BASF Antwerpen N.V. (Haven 725, Scheldelaan 600, 2040 Antwerp, Belgium)
	2008 to 2010	Chairman of the Supervisory Board of BASF Schwarzheide GmbH (Schipkauer Straße 1, 01986 Schwarzheide, Germany)
Wayne T. Smith United States Citizen	2012 to Present:	Member of the Board of Executive Directors, currently responsible for the divisions Intermediates, Monomers, Petrochemicals and Process Research & Chemical Engineering
	2010 to 2012:	President of Polyurethanes division
	2008 to 2010:	President Catalysts division and Executive Vice President of Parent
Margaret Suckale	2011 to Present:
Member of the Board of Executive Directors, currently responsible for Human Resources, Engineering & Maintenance, Environment, Health & Safety, Verbund Site Management Europe, Industrial Relations Director and Site Director of Ludwigshafen;

Name	Current Principal Occupation or Employment and Five-Year Employment History
	2011 to Present:	Chairwoman of Administrative Council of BASF Antwerpen N.V. (Haven 725, Scheldelaan 600, 2040 Antwerp, Belgium)
	2009 to 2011:	Senior Vice President, Global HR Executive Management and Development
	2008 to 2009:	Member of the Management Board, responsible for Human Resources and Services, Deutsche Bahn Mobility & Logistics AG (Potsdamer Platz 2, 10785 Berlin, Germany), from 2005 onwards also Member of the Management Board, responsible for Human Resources, Deutsche Bahn AG (Potsdamer Platz 2, 10785 Berlin, Germany)
Eggert Voscherau	2011 to Present:	Chairman of the Supervisory Board
	2009 to 2011:	Member of the Supervisory Board
	2008:	Vice Chairman of the Board of Executive Directors
	2011 to 2012:	Member of the Supervisory Board of Hochtief AG (Opernplatz 2, 45128 Essen, Germany)
	2008 to Present:	Vice Chairman of the Supervisory Board of the Zentrum für Europäische Wirtschaftsforschung GmbH (Centre for European Economic Research) (ZEW) (L7, 1, 68161 Mannheim, Germany)
	2008 to 2009:	Member of the Supervisory Board of Talanx AG (Riethorst 2, 30659 Hannover, Germany)
	2008 to 2009:	Member of the Supervisory Board of HDI Haftpflichtverband der Deutschen Industrie VvaG (Riethorst 2, 30659 Hannover, Germany)
	2008 to 2009:	Chairman of the Supervisory Board of CropEnergies AG, Mannheim (Gottlieb-Daimler-Straße 12, 68165 Mannheim, Germany)
Michael Diekmann	2008 to Present:	Member of the Supervisory Board
Allianz SE Königinstraße 28	2008 to Present:	Chairman of the Board of Management of Allianz SE
80802 Munich Germany	2008 to Present:	Vice Chairman of the Supervisory Board of Linde AG (Klosterhofstraße 1, 80331 Munich, Germany)
	2008 to Present:	Member of the Supervisory Board of Siemens AG (Wittelsbacherplatz 2, 80333 Munich, Germany)
	2008 to Present:	Chairman of the Supervisory Board of Allianz Deutschland AG (Königinstraße 28, 80802 Munich, Germany)

Name	Current Principal Occupation or Employment and Five-Year Employment History
	2012 to Present:	Chairman of the Supervisory Board of Allianz Asset Management AG (Seidlstraße 24-24a, 80335 Munich, Germany)
	2008 to Present:	Vice Chairman of the Administrative Council of Allianz France S.A. (87, rue de Richelieu, 75002 Paris, France)
	2008 to Present:	Member of the Administrative Council of Allianz S.p.A. (Irneri 1, 34123 Trieste, Italy)
	2008 to 2011:	Chairman of the Supervisory Board of Allianz Global Investors AG (Bockenheimer Landstraße 42-44, 60323 Frankfurt am Main, Germany)
	2008 to 2009:	Chairman of the Supervisory Board of Dresdner Bank AG (Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany)
Robert Oswald	2008 to Present:	Vice Chairman of the Supervisory Board
	2008 to Present:	Chairman of the Works Council of the Ludwigshafen site and Chairman of the Joint Works Council of the BASF Group
Ralf-Gerd Bastian	2008 to Present:	Member of the Supervisory Board
	2008 to Present:	Member of the Works Council of the Ludwigshafen site
Wolfgang Daniel	2008 to Present:	Member of the Supervisory Board
	2008 to Present:	Vice Chairman of the Works Council of the Ludwigshafen site
Prof. Dr. François Diederich	2008 to Present:	Member of the Supervisory Board
ETH Zurich Laboratory of Organic Chemistry	2008 to Present:	Professor at the Swiss Federal Institute of Technology, Zurich, Switzerland
Department of Chemistry and Applied Biosciences
HCI G 313
Wolfgang-Pauli-Strasse 10
CH-8093 Zurich, Switzerland
Citizen of Luxembourg
Franz Fehrenbach	2008 to Present:	Member of the Supervisory Board
Robert Bosch GmbH Robert-Bosch-Platz 1	2012 to Present:	Chairman of the Supervisory Board of Robert Bosch GmbH, Stuttgart, Germany
70839 Gerlingen-Schillerhöhe Germany	2008 to 2012:	Chairman of the Management Board of Robert Bosch GmbH, Stuttgart Germany
	2013 to Present:	Member of the Supervisory Board of Linde AG (Klosterhofstraße 1, 80331 Munich, Germany)
	2012 to Present:	Member of the Supervisory Board of Stihl AG (Badstraße 115, 71336 Waiblingen, Germany)

Name	Current Principal Occupation or Employment and Five-Year Employment History
	2008 to Present:	Member of the Board of Directors, Robert Bosch Corporation (38000 Hills Tech Drive, Farmington, MI 48331, USA)
Max Dietrich Kley	2008 to Present:	Member of the Supervisory Board
	2008 to Present:	Member of the Supervisory Board of HeidelbergCement AG (Berliner Straße 6, 69120 Heidelberg, Germany)
	2008 to 2013:	Chairman of the Supervisory Board of SGL Carbon SE (Söhnleinstraße 8, 65201 Wiesbaden, Germany)
	2008 to 2010:	Chairman of the Supervisory Board of Infineon Technologies AG (C MR, Am Campeon 1-12, 85579 Neubiberg, Germany)
	2008 to 2009:	Member of the Supervisory Board of Schott AG (Hattenbergstraße 10, 55122 Mainz, Germany)
	2008 to 2009:	Member of the Board of Directors of UniCredito Italiano S.p.A. (Via S. Maria Fulcorina 2, 20123 Milan, Italy)
Anke Schäferkordt	2010 to Present:	Member of the Supervisory Board
RTL Television GmbH Picassoplatz 1 50679 Köln Germany	2012 to Present:	Member of the Executive Board of Bertelsmann SE & Co. KGaA (Carl-Bertelsmann-Straße 270, 33335 Gütersloh, Germany)
	2012 to Present:	Chief Executive Officer of RTL Television GmbH
	2008 to 2012:	Chief Operating Officer and Deputy CEO of RTL Television GmbH
	2010 to Present:	Member of the Supervisory Board of Software AG (Uhlandstraße 12, 64297 Darmstadt, Germany)
Denise Schellemans	2008 to Present:	Member of the Supervisory Board
BASF Antwerpen N.V. Haven 725 Scheldelaan 600 2040 Antwerpen Belgium Citizen of Belgium	2008 to Present:	Full time trade union delegate
Ralf Sikorski	2008 to Present:	Member of the Supervisory Board
Industriegewerkschaft Bergbau, Chemie, Energie Landesbezirk Rheinland-Pfalz/Saarland	2008 to Present:	Regional manager of the Rhineland-Palatinate/Saarland branch of the Mining, Chemical and Energy Industries Union
Kaiserstraße 26-30 55116 Mainz Germany	2008 to Present:	Member of the Supervisory Board of Villeroy & Boch AG (Saaruferstraße, 66693 Mettlach, Germany)

Name	Current Principal Occupation or Employment and Five-Year Employment History
	2008 to Present:	Member of the Supervisory Board of Villeroy & Boch Fliesen GmbH (Rotensteiner Weg, 66663 Merzig, Germany)
	2008 to Present:	Vice Chairman of the Supervisory Board of Steag Power Saar GmbH (Trierer Straße 4, 66111 Saarbrücken, Germany)
	2008 to Present:	Vice Chairman of the Supervisory Board of Steag New Energies GmbH (St. Johanner Straße 101-105, 66115 Saarbrücken, Germany)
	2011 to Present:	Vice Chairman of the Supervisory Board of KSBG Kommunale Verwaltungsgesellschaft mbH (Rüttenscheider Straße 27-37, 45128 Essen, Germany)
Michael Vassiliadis,	2008 to Present:	Member of the Supervisory Board
Industriegewerkschaft Bergbau, Chemie, Energie	2009 to Present:	Chairman of the Mining, Chemical and Energy Industries Union
Königsworther Platz 6 30167 Hannover Germany	2008 to 2009:	Member of the Management Board of the Mining, Chemical and Energy Industries Union
	2008 to Present:	Vice Chairman of the Supervisory Board of K+S Aktiengesellschaft (Bertha-von-Suttner-Straße 7, 34131 Kassel, Germany)
	2008 to Present:	Member of the Supervisory Board of Henkel AG & Co. KGaA (Henkelstraße 67, 40589 Düsseldorf, Germany)
	2008 to Present:	Vice Chairman of the Supervisory Board of Steag GmbH (Rüttenscheider Straße 1-3, 45128 Essen, Germany)
	2012 to Present:	Vice Chairman of the Supervisory Board of Evonik Industries AG (Rellinghauser Straße 1-11, 45128 Essen, Germany)
	2008 to 2009:	Vice Chairman of the Supervisory Board of K+S Kali GmbH (Bertha-von-Suttner-Straße 7, 34131 Kassel, Germany)

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is 100 Park Avenue, Florham Park, New Jersey, 07932. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History		Country of Citizenship
Hans-Ulrich Engel,*	2011 to Present:	Chief Financial Officer of Ultimate Parent, Chairman and Chief Executive Officer of Parent, currently responsible for Finance, Catalysts, the Region North America, Information Services & Supply Chain Management, Corporate Controlling, Corporate Audit	Germany
	2008 to 2011:	Member of the Board of Executive Directors of Ultimate Parent, President Legal, Taxes & Insurance, Ultimate Parent
Andre Becker,*	9/2013 to Present:	Director and Vice President of Purchaser	Germany
	7/2013 to Present:	Director, Executive Vice President & Chief Financial Officer of Parent
	2011 - 2013:	Senior Vice President, Global Executive HR of Ultimate Parent, Ludwigshafen, Germany
	2008 to 2011:	Senior Vice President, Human Resources North America of Parent, Florham Park, New Jersey
Peter Eckes*	2012 to Present:	Director, Executive Vice President of Parent, President and	Germany
26 Davis Drive,		CEO of BASF Plant Science LP, Research Triangle Park,
Research Triangle		North Carolina, United States of America
Park, North Carolina	2009 to 2012:	President and CEO of BASF Plant Science, Ludwigshafen,
27709		Germany
United States	2008 to 2009:	Senior Vice President of Global Research and
Development of Crop Protection Division of Ultimate
Parent, Limburgerhof, Germany
	2010 to Present:	Director, Executive Vice President of Parent, President,
Market and Business Development, BASF North America
Beate Ehle*	2008 to 2010:	President of Ultimate Parent's Global Intermediates	Germany
division, Ludwigshafen, Germany
Kenneth Lane*	6/2013 to Present:	Director, Executive Vice President of Parent, President of	United States
25 Middlesex-Essex		Global Catalysts Division
Turnpike	2009 to 2013:	Senior Vice President, Strategic Marketing Polyurethanes,
Iselin, New Jersey		BASF Belgium Coordination Center, Brussels, Belgium
08830	2008 to 2009:	Director, Urethane Chemicals business of Parent,
United States		Wyandotte, Michigan
	6/2013 to Present:	Director, Sion Power Corporation, Tuscon, Arizona
	6/2013 to Present:	Director, Heesung Catalyst Corporation, Seoul, Korea
	6/2013 to Present:	Director, Children's Specialized Hospital, Mountainside,
New Jersey
	2009 to 2013:	Director, BASF Huntsman Shanghai Isocyanate
Investment B.V., Arnhem, Netherlands
	2009 to 2013:	Director, Shanghai BASF Polyurethane Company Limited,
Shanghai, China
	2009 to 2013:	Director, Shanghai Lianheng Isocyanate Co. , Shanghai,
China
Wolfgang Haas *	2011 to Present:	Director of Parent, President, Legal, Taxes & Insurance,	Germany
Carl Bosch Straße 38		Ultimate Parent
60756 Ludwigshafen,	2008 to 2011:	Vice President, Taxes, Duties and Trade Control of
Germany		Ultimate Parent
Manfredo Ruebens*	2008 to Present:	Director of Parent, President, Finance Division of Ultimate	Germany
Carl Bosch Straße 38		Parent
60756 Ludwigshafen,
Germany

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

        The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Directors are identified by an asterisk.

Name & Address	Current Principal Occupation or Employment and Five-Year Employment History		Country of Citizenship
Michael J. Pcolinski*	9/2013 to Present:	Director and President of Purchaser	United States
1609 Biddle Avenue	6/2013 to Present:	Vice President, Innovation & Technology North America
Wyandotte, Michigan 48192		of Parent
United States	10/2008 to 2013:	Director, Inorganics Division of Parent, Evans City,
Pennsylvania
	To 10/2008:	Business Director, Industrial Coatings Business of Parent,
Southfield, Michigan
Andre Becker*	9/2013 to Present:	Director and Vice President of Purchaser	Germany
100 Park Avenue	7/2013 to Present:	Director, Executive Vice President & Chief Financial
Florham Park, New		Officer of Parent
Jersey 07932	2011 to 2013:	Senior Vice President, Global Executive HR of Ultimate
United States		Parent, Ludwigshafen, Germany
	2008 to 2011:	Senior Vice President, Human Resources North America of
Parent, Florham Park, New Jersey

        Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

WELLS FARGO BANK, N.A.

If delivery by mail:	If delivery by courier:
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	By 9:00 a.m. New York City time on October 31, 2013 Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

        If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call Toll Free: (877) 825-8619
Banks and Brokers May Call Collect: (212) 750-5833